FIGS, Inc.

2834 Colorado Avenue, Suite 100

Santa Monica, California 90404

September 14, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Angelini

Re:	FIGS, Inc.

Registration Statement on Form S-1 (File No. 333-259504)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-259504) (the “Registration Statement”) of FIGS, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:30 p.m., Eastern time, on September 15, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281 or Alison A. Haggerty at (212) 906-1320.

Thank you for your assistance in this matter.

Very truly yours,

FIGS, Inc.

By:	/s/ Jeffrey D. Lawrence
Jeffrey D. Lawrence
Chief Financial Officer

cc:	Heather Hasson, Co-Chief Executive Officer, FIGS, Inc.
Trina Spear, Co-Chief Executive Officer, FIGS, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Alison A. Haggerty, Latham & Watkins LLP
David Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Young, Cooley LLP